Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

SilverCrest Metals Inc. (the "Company" or "SilverCrest")

Suite 501, 570 Granville Street

Vancouver, British Columbia

V6C 3P1 Canada

Item 2. Date of Material Change

March 11, 2020

Item 3. News Release

News Release dated March 11, 2020 was disseminated through GlobeNewswire.

Item 4. Summary of Material Change

The Company entered into an agreement with a syndicate of underwriters led by National Bank Financial Inc., Eight Capital Corp. and Scotia Capital Inc., pursuant to which the underwriters have agreed to purchase, on a bought-deal basis, 9,100,000 common shares of the Company at a price of C$8.25 per share for aggregate gross proceeds to the Company of C$75,075,000.

Item 5.1  Full Description of Material Change

The Company entered into an agreement with a syndicate of underwriters (the "Underwriters") led by National Bank Financial Inc., Eight Capital Corp. and Scotia Capital Inc., pursuant to which the Underwriters have agreed to purchase, on a bought-deal basis, 9,100,000 common shares of the Company ("Shares") at a price of C$8.25 per Share for aggregate gross proceeds to the Company of C$75,075,000 (the "Offering").

The Underwriters have been granted an option (the "Over-Allotment Option"), exercisable in whole or in part, at any time within 30 days following the closing of the Offering, to purchase from the Company up to an additional 15% of the Shares offered under the Offering.

The Company will pay the Underwriters a cash commission of 5% of the gross proceeds of the Offering, including any proceeds realized on exercise of the Over-Allotment Option, subject to reduced commission of 2.5% on maximum proceeds of up to C$3,000,000 from the President's List of subscribers.

The Company intends to use the net proceeds of the Offering for the continued exploration and development of the Company's Las Chispas Project and for general working capital and administrative purposes.

The Offering is expected to close on or about April 3, 2020 and is subject to a number of conditions, including receipt of all necessary securities regulatory approvals and the approval of the Toronto Stock Exchange and NYSE American.

The Offering is being made pursuant to a short form prospectus to be filed in each of the provinces of Canada (other than Quebec) and may be offered by way of private placement in the United States.  The Offering may be also sold in such other jurisdictions as the Company and the Underwriters may agree.

In the event that related parties of the Company acquire Shares under the Offering, such participation would be considered to be "related party transactions" within the meaning of Multilateral Instrument 61-101 ("MI 61-101").  The Company intends to rely on the exemptions from the formal valuation and minority approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of any related party participation on the basis that neither the aggregate fair market value of the Shares to be distributed to nor the consideration to be paid by related parties will exceed 25% of the Company's market capitalization as determined under MI 61-101.

Pursuant to an agreement between the Company and SSR Mining Inc. ("SSR Mining") dated November 28, 2018 (see news release dated November 29, 2018), SSR Mining has a right to maintain its pro rata ownership interest of up to 9.9% of the outstanding shares of SilverCrest. SSR Mining must exercise such right within two business days from the date that SilverCrest gives SSR Mining notice of the Offering.

Item 5.2 Disclosure for Restructuring Transactions

 Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

Anne Yong, Chief Financial Officer
Telephone:  (604) 694-1730

Item 9. Date of Report

March 11, 2020